SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  21 April 2011

Qualified Holding and Long Position

A Portugal Telecom, SGPS S.A. (“PT”) hereby informs that Citigroup Global Markets Ltd. (“Citi”) now holds a qualified holding and an economic long position above 2% of PT’s share capital and corresponding voting rights.

This situation resulted of an acquisition, on 19 April 2011, and disposal, on the same date, to Telemar Norte Leste, S.A., in both cases through over-the-counter transactions, of 35,860,500 ordinary shares representing 4% of PT’s share capital and corresponding voting rights. In limited circumstances and within a determined period of time, Citi is entitled to reacquire those shares (or part thereof). As a result, a qualified holding corresponding to 36,260,183 shares representing 4,0446% of PT’s share capital and corresponding voting rights is attributed to Citi. Citi holds an economic long position in the same amount.

The qualified holding and economic long position referred to above are held by Citi as follows:

Entity	Holding Type	No. of shares	% share capital and voting rights
Citigroup Global Markets Deutschland	Ordinary shares (ownership)	2,405	0.0003%
Citigroup Global Markets Limited	Reacquisition rights	35,860,500	4.0000%
	Ordinary shares (ownership)	182,951	0.0204%
	Convertible bonds	1,800,000 (convertíveis em 164,083 acções ordinárias)	0.0183%
Citigroup Global Markets Inc.	American depository receipts	239	0.000%
Citigroup Trust DE NA	American depository receipts	1,724	0.0002%
Citibank NA	American depository receipts	48,181	0.0054%
Citicorp Trust NA	American depository receipts	100	0.0000%
Total		36,260,183	4.0446%

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and article 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Citi, with registered office at Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

  |  Comunicado

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.